Exhibit 99.9

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of IAMGOLD Corporation

We consent to the inclusion in this annual report on Form 40-F of:

•

our Independent Auditors’ Report dated March 25, 2011 on the consolidated balance sheets of IAMGOLD Corporation as at December 31, 2010 and December 31, 2009 and the related consolidated statements of earnings, comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2010;

•

our Report of Independent Registered Public Accounting Firm dated March 28, 2010 on the consolidated balance sheets of IAMGOLD Corporation as at December 31, 2010 and December 31, 2009 and the related consolidated statements of earnings, comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2010; and

•

our Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting dated March 28, 2010 on IAMGOLD Corporation’s internal control over financial reporting as of December 31, 2010 each of which is contained in or incorporated by reference in this annual report on Form 40-F of IAMGOLD Corporation for the fiscal year ended December 31, 2010.

We also consent to the incorporation by reference of such reports in the Registration Statement on Form F-10 (File No. 333-160534) and the Registration Statement on Form S-8 (Registration No. 333-142127) of IAMGOLD Corporation.

/s/ KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

March 28, 2010